Exhbit 99.1

HYDRO ONE LIMITED ANNOUNCES COMPLETION OF REDEMPTION OF SERIES 1 PREFERRED SHARES

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

TORONTO, NOVEMBER 20, 2020, Hydro One Limited (TSX: H) (“Hydro One” or the “Company”) announced today that it has completed the redemption of all of its outstanding Series 1 Preferred Shares in accordance with their terms. The Series 1 Preferred Shares were redeemed at a price of $25.00 per share, plus accrued and unpaid dividends up to, but excluding the redemption date, for an aggregate redemption price of $422,441,250. Hydro One used the net proceeds from its previously announced public offering of 1.41% notes due October 15, 2027 to fund the redemption price for the Series 1 Preferred Shares.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion. Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system, which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.HydroOne.com; www.sedar.com or www.sec.gov.

For More Information

For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about Hydro One’s governance practices, corporate social responsibility, customer solutions, and further information about its business.

For further information, please contact:

Investors	Media
Omar Javed Vice President, Investor Relations investor.relations@hydroone.com 416-345-5943	Jay Armitage Vice President, Communications and Marketing media.relations@hydroone.com 416-345-6868